Exhibit 99.2

December 24, 2020

The Manager-Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager-Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of upto 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs) fully paid up Equity Shares of the Company of the face value of Rs. 2 (Rupees Two only) each at a price of Rs. 400/- (Rupees Four Hundred Only) per Equity Share (“Buyback”)

Further to our letter dated December 22, 2020, we are enclosing herewith copy of the Letter of Offer and Tender Form in relation to the Buyback. The Letter of Offer and Tender Form will also be available on the website of the Company at https://www.wipro.com/investors/buy-back/.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above